June 11, 2019

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4628

Washington, D.C. 20549-3720

Attention:	Cecilia Blye
Chief Office of Global Security Risk

Re:                             Boingo Wireless, Inc.

Form 10-K for Fiscal Year Ended December 31, 2018

Filed March 1, 2019

File No. 1-35155

Dear Ms. Blye:

This letter responds to the comments set forth in the letter to Boingo Wireless, Inc. (the “Company”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 29, 2019, to Peter Hovenier, the Company’s Chief Financial Officer, regarding the Company’s Annual Report on Form 10-K filed on March 1, 2019.

For your convenience, we have repeated and numbered the comments in italicized, bold print, and the Company’s responses are provided below each comment.

General

1.                                      In your letter to us dated January 6, 2017, you discussed contacts with Syria and Sudan. We note also that your website lists a Wi-Fi hot spot location in North Korea. Syria, Sudan and North Korea are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. Your Form 10-K does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with North Korea, and any such contacts with Syria and Sudan since the 2017 letter, including contacts with those countries’ governments, whether through subsidiaries, telecom operators, affiliates, or other direct or indirect arrangements.

Response:

We do not have any agreements, commercial arrangements, or other contacts with the governments of North Korea, Syria or Sudan nor do we have any business operations located directly in North Korea, Syria or Sudan. Specifically, we do not have any Wi-Fi hotspots and/or distributed antenna system networks located in those countries. The Wi-Fi hot spot location listed in our website in North Korea was the result of an inadvertent error in translating the latitude-longitude for certain hot spot locations with one of our partners that have been confirmed to be Chinese addresses. We have updated our website to correct this error. The following is a description of Wi-Fi services that we may offer indirectly to individual residents of North Korea, Syria and Sudan:

•                  Retail.  We enable individuals to purchase Internet access at our managed and operated hotspots and select partner locations around the world. These individuals are required to sign up for an account with us before they are allowed access to the Internet through our or our partners’ Wi-Fi networks. We currently do not restrict individuals with billing addresses located in North Korea, Syria and Sudan from registering with us for an account.

•                  Wholesale-Wi-Fi:

•                  Roaming and carrier offload services.  We offer roaming and carrier offload services across our entire network of Wi-Fi hotspot locations to our partners who can then provide mobile Internet services to their customers at these locations. We are not provided access to any of our partners’ customer information as we authenticate their customers directly through the partners and are therefore not aware of what business contacts they may have with North Korea, Syria and Sudan.

•                  Turn-key solutions.  We offer our venue partners the ability to implement a turn-key Wi-Fi solution through a Wi-Fi network infrastructure that we install, manage, and operate.  Individuals accessing the Wi-Fi network at these venues are required to sign up for an account with us before they are allowed access to the Internet at these venues and we currently do not restrict individuals at these venues with billing addresses located in North Korea, Syria and Sudan from registering with us for an account. However, we do not operate any venues in North Korea, Syria or Sudan.

•                  Comes with Boingo.  We offer access to our entire network of Wi-Fi hotspot locations to our enterprise customers who then offer them as an added-value customer benefit to their service. These individuals are required to sign up for an account with us before they are allowed access to the Internet and we currently do not restrict individuals with billing addresses located in North Korea, Syria and Sudan from registering with us for an account. However, we do not have any enterprise customers in North Korea, Syria or Sudan.

2.                                      Please discuss the materiality of any contacts with Syria, Sudan and North Korea, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Please address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with state sponsors of terrorism.

Response:

•                  Quantitative Assessment.  We respectfully submit that any indirect revenues associated with North Korea, Syria and Sudan would be quantitatively immaterial as it represents substantially less than 0.1% of our total consolidated revenues. We reviewed our customer accounts inclusive of our retail, turn-key, and Comes with Boingo services for the last three fiscal years (i.e., 2016-2018) and through May 30, 2019. There have been 0, 4, and 3 individual user accounts with billing addresses located in North Korea, Syria and Sudan, respectively, created during that time. During the specified timeframe, none of the individuals with billing addresses located in Syria and Sudan had any usage on our Wi-Fi networks. We do not have any assets or liabilities related to North Korea, Syria and Sudan since we do not have any business operations located in those countries.

•                  Qualitative Assessment.  Based on our analysis, we do not believe that a reasonable investor would deem our Wi-Fi services that we offer to North Korea, Syria and Sudan important in making an investment decision, including the potential impact of corporate activities upon our reputation and share value, as we do not have any direct business operations in North Korea, Syria and Sudan, do not have any enterprise customers located in North Korea, Syria and Sudan, and any indirect revenues associated with North Korea, Syria and Sudan represent substantially less than 0.1% of our total consolidated revenues. We also do not believe that there would be any potential impact from investor sentiment directed toward companies that have operations associated with North Korea, Syria and Sudan because of the insubstantial quantity of services that we may indirectly provide to residents of North Korea, Syria or Sudan.

* * * * *

The Company acknowledges that:

•                           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                           The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

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Please contact me at telephone number (310) 586-4255 if you have any questions about this response letter.

Sincerely yours,

Boingo Wireless, Inc.

/s/ Peter Hovenier
Peter Hovenier
Chief Financial Officer

cc:                                Efren Medina, Esq.

Boingo Wireless, Inc.

Ilan Lovinsky, Esq.

Ryan J. Gunderson, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP